UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 30, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 31st, 2017 Conference Call – 4Q16

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key highlights Pulp Market 4Q16 results Cash production cost Indebteness Liquidity Net results Free cash flow Horizonte 2 Project Dividends 4 5 6 7 9 10 11 12 8 13

Key Highlights

Fibria

Operational Results	• 4Q16: Net revenues: R$2,534 million | EBITDA: R$804 million | EBITDA margin[1]: 36% | FCF[2]: R$342 million • 2016: Net revenues: R$9,615 million | EBITDA: R$3,742 million | EBITDA margin[1]: 43% | FCF[2]: R$1,891 million
Pulp Market	• Sales reached 1.584 million t in the quarter[3] • Fibria's pulp inventories closed the quarter at 47 days • Hardwood producers' inventories at 37 days, according to PPPC[4] • Growth of 1.270 million t in global demand for BEKP (2016 vs. 2015)[4]
Financial Performance	• Leverage of 3.30x in US$ (3.06x in R$), within the limits of the financial policy • Net debt of US$3.509 billion • Robust cash on hand [5] of US$1.442 billion. Zero refinancing risk up to 2019 • 4th *CRA* operation in 2016 concluded in the amount of R$1,250 million • Bond 2027 issuance of US$700 million on Jan 11th, 2017 (5.5% coupon p.a.)
H2 Project	• 77% of physical completion and 57% of financial execution • US$1.0 billion in capex to realize and US$0.8 billion in funding to withdraw

(1) Not considering the effect of Klabin sales. | (2) Not considering dividends paid and the capex related to Horizonte 2 Project and pulp logistics project. | (3) Considering Klabin volumes. |
(4) Source: PPPC W20 report – December/2016. | (5) Not considering the MtM on hedging transactions.

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Pulp Market 5 By region By end-use Pulp Sales(1) Hardwood Pulp Inventories (1) (1) Source: PPPC W20 – December/2016 (1) Considering Klabin volumes Pulp Net Revenues Distribution – 2016(1) Operating Rate (shipments to capacity) – Hardwood(1) (1) Fonte: PPPC W20 – December 2016 Avge=42 2016 vs. 2015 4% 7% 20% (1) Source: PPPC W20– December/2016. 37 35 37 39 41 43 45 47 49 Jan-13 Mar-13 May-13 Jun-13 Aug-13 Oct-13 Dec-13 Feb-14 Apr-14 Jun-14 Aug-14 Oct-14 Dec-14 Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 Dec-15 Feb-16 Apr-16 Jun-16 Aug-16 Oct-16 Dec-16 48% 34% 18% Tissue Printing & Writing Specialties 36% 22% 32% 10% Europe North America Asia LaAm 974 kt 1,100 kt 1,270 kt 1,113 kt Total China BHKP BEKP 23% 104% 70% 75% 80% 85% 90% 95% 100% 105% Jan-13 Mar-13 May-13 Jun-13 Aug-13 Oct-13 Dec-13 Feb-14 Apr-14 Jun-14 Aug-14 Oct-14 Dec-14 Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 Dec-15 Feb-16 Apr-16 Jun-16 Aug-16 Oct-16 Dec-16 Méd = 91%

4Q16 Results 6 EBITDA (R$ million) and EBITDA Margin (%) – Sensibility to FX EBITDA (R$ million) EBITDA Margin(1) Average FX (R$/USD) Average net price (USD/t) Pulp Production and Sales(1) (000 t) Net Revenues(1) (R$ million) 2.28 2.54 3.84 3.29 Average FX (1) Sales including Klabin volumes. (1) Including Klabin volumes. (1) Not considering the effect of Klabin sales. Inventories at 47 days in Dec/2016 Klabin Volume 54% 52% 43% 37% 36% 589 536 503 487 481 1,958 2,001 2,985 2,534 4Q13 4Q14 4Q15 4Q16 1,358 1,381 1,297 1,219 1,441 1,410 1,308 1,584 4Q13 4Q14 4Q15 4Q16 Production Sales 1,623 1,254 925 758 804 4Q15 1Q16 2Q16 3Q16 4Q16 3.84 3.90 3.51 3.25 3.29

4Q16 Cash Production Cost (R$/t) 7 Cash Production Cost (R$/t) Cash Production Cost Ex-downtimes (R$/t) +4.5% IPCA 2016: 6.3% FX: -14.3% External factors 618 680 581 649 2015 2016 With downtimes Without downtimes 620 624 648 4Q15 3Q16 4Q16 658 737 727 42 35 (12) 10 4 (10) 4Q15 Higher maintenance downtimes impact Inflation FX Lower energy price Wood Total Management gains 4Q16

Indebteness 8 (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period (2) Total weighted average cost of 97.8% of the CDI Interest Expense (Gross) Average cost in US$ (% p.a.) Net debt (million) and Leverage Interest Expense/Income (US$ million) and Cost of Debt in US$(1) Net debt/EBITDA (R$) Net debt/EBITDA (US$) Interest on Financial Investments Gross debt and Cash position (R$ million) 4Q16 Average maturity: 51 months H2 CRA(2) 2.06 2.33 3.06 1.78 2.64 3.30 11,015 10,620 11,435 2,821 3,272 3,509 Dec/15 Sep/16 Dec/16 R$ US$ 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt 1,730 4,717 443 1,447 Dec/15 Dec/16 Cash position R$ US$ 12,744 16,153 3,264 4,956 Dec/15 Dec/16 Gross debt R$ US$

Liquidity 9 Liquidity(1) and Debt Amortization Schedule (US$ million) Capex H2 (2): (1) Capex to be executed on Horizonte 2 Project (2) Related to the agreement with Klabin Horizonte 2 Funding (US$ billion) (1) Not including US$18 million related to MtM of hedging transactions. (2) Financial execution of US$1,248 million capex until December, 2016. Funds withdrawn until Dec 31, 2016. Contracted funds to be withdraw 778 187 Capex to be executed(1): US$1.0 bi Funding to be withdrawn: US$0.8 bi Bond 2027 on Jan 11th, 2017: US$700 million coupon of 5.5% p.a. 0.4 Horizonte 2 Project US$2.2 bi Excess of US$0.2 bi 0.4 1.6 0.2 0.3 0.1 0.1 0.2 0.8 Export Prepayment CRA BNDES FDCO ECA Working capital release (2) Total 0,3 - 2017 0,1 - 2018 0.3 0.1 0,2 - 2017 3Q15 3Q15 0,1 - 2017 0.3 2.4 0,1 – 2017 1,442 541 349 559 919 786 629 356 534 691 89 28 714 Liquidity 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Pré-pagto. BNDES NCE ACC/ACE Voto IV Bonds Finnvera CRA e Outros Cash on hand (1) Revolver 2,683

Net results (R$ million) – 2016 10 (1) Minimum proposed dividend of R$393 million(2) (2) Equivalent to minimum annual dividend of 25% of net income, adjusted by the changes in reserves 3,742 1,664 1,701 701 (410) (1,983) (1,380) (707) Adjusted EBITDA FX Debt MtM hedge Net interest Deprec., amortiz. and depletion Income Taxes Others Net income ? ? deferred current Non - recurring effects (1) Includes other Exchange rate/monetary variations, other financial income/expense and other operating income/expenses

Free Cash Flow – FCF[1] 4Q16 (R$ million)



804
(616)
H2 funding interest
(190)
Klabin effect
360
(16)
342
Free cash flow per ton = R$ 216/t[2]
Adjusted EBITDA
Capex (ex-H2 and logistics projects)
Net interest
Working Capital
Income Taxes
FCF

(1) Not considering capex related to Horizonte 2 project, pulp logistics projects and dividend payment.
(2) Includes Klabin volume.

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Projeto Horizonte 2 12 Startup in the beginning of 4Q 2017 Capex (R$ billion)(1) Acc. execution up to 2016 A realizar até 2018 Total 4.3 3.2 7.5 Ahead of schedule and below budget 77% physical execution 2015 2016 Startup 2017 57% financial execution Production capacity of 1.95 million t/year (1) Capex execution.

13 Relações com Investidores: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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